Mail Stop 6010							April 17, 2006

Richard Lutenski
Chief Financial Officer
RAM Holdings, Ltd.
RAM Re House
46 Reid Street
Hamilton HM 12 Bermuda

Re:	RAM Holdings, Ltd.
	File No. 333-131763
	Form S-1/A filed April 10, 2006

 Dear Mr. Lutenksi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Combined Financial Statements
Notes to Combined Financial Statements
Note 2.  Significant Accounting Policies
(i) Stock compensation plans, page F-12
1. We note your revised disclosure and response to comment 7. Given your response, it would appear that the last sentence in the first paragraph should state that you will continue to account for your awards granted prior to December 15, 2005 under APB 25, using the intrinsic method and not the minimum value method. Please revise your disclosure accordingly or explain why you believe your current disclosure is correct.

Note 10.  Loss and Loss Expense Reserve, page F-19
2. We note your response to comment 6. Please expand your disclosure to better explain when reserves would be transfers from unallocated reserves to case reserves and how the amount of the transfer is determined. In addition please explain to us why a transfer to case reserves would result in a decrease in incurred loss and loss adjustment expense. Transfers between case reserves and unallocated reserves should have no impact on incurred loss and loss adjustment expense since there does not appear to be any change in the gross amount of the total losses and loss expense reserve.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Michael Groll, Esq.
   	LeBoef, Lamb, Greene & MacRae LLP
   	125 West 55th Street
   	New York, NY 10019-5389
   	F: 212-424-8500